FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.

(Registrant)

Date: April 7, 2003

By:

“Robert Gardner”

 Robert Gardner

Its:

Director

(Title)

Genco Resources Ltd.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JANUARY 31, 2003

March 26, 2003 – Coquitlam, B.C. – John Lepinski, President of Genco Resources Ltd. [TSX Venture Exchange: GGC] (the “Company”), is pleased to announce the financial results for the Company’s second quarter ended January 31, 2003.

For the six months ended January 31, 2003, the Company’s Net loss for period is $40,293 higher than the six months ended January 31, 2002.  This increase in expenditures is due to the company submitting a form 20-F to the U.S. Securities Commission, and the company is currently making the revisions requested by the United States Securities Commission in order to become a reporting company in the United States.  Legal council was also retained to assist with the possible acquisition of properties.  In addition to renting an office in Vancouver, investor relation consultants and geologists hired by the Company as well as filing fees related to the private placement.

Financial and Operating Highlights (Unaudited), provided by management

Cdn$

3 months ended January 31,

6 months ended January 31,

	2003	2002	2003	2002
Total Revenue	$ —	25	250	25
Expenses	$ 58,480	31,099	95,597	$ 55,079
Net Loss	$ 58,480	31,074	95,347	$ 55,054

Condensed Consolidated Balance Sheets (Unaudited)
As at, ($ Cdn)	January 31, 2003		July 31, 2002	% Chg
Assets	$ 239,744		$ 85,652	279%
Liabilities	$ 133,959		$ 412,270	(307%)
Shareholders’ Equity	$ 105,785		($ 326,618)	408%

Assets and Shareholder’s equity increased due to the completion of a private placement and the exercising of warrants during the period.

1,300,000 warrants were exercised at $.10 each, entitling the holder to one common share per warrant.  These warrants were from a private placement that occurred in December 2001 and were due to expire December 24, 2002, all of the warrants pertaining to the December 2001 private placement were exercised.

On September 24, 2002 the Company completed a private placement of $400,000 consisting of 4 million Units at a price of $0.10 per Unit.  Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 until September 25, 2004.

Genco Resources Ltd. [TSX-V: GGC]

1000 Austin Avenue

Coquitlam, British Columbia

Canada, V3K 3P1

Contact: John Lepinski

Phone:

(604) 931-3231

Fax:

(604) 931-2814

On Behalf of

Genco Resources Ltd.

John Lepinski

President, CEO

This is not a solicitation to buy or sell securities.  Any decision to buy or sell securities should be discussed with professional in the financial industry.  This is intended for dissemination of company information only.

GENCO RESOURCES LTD.

Coquitlam, B.C.

Interim Consolidated Financial Statements

(Unaudited)

For the Six Months Ended January 31, 2003

GENCO RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEET

January 31, 2003

(Unaudited)

Jan. 31, 2003

July 31, 2002

ASSETS

Current

Cash

$

170,883

$

39,636

GST receivable

2,703

5,161

Prepaid expenses

26,158

855

199,744

45,652

Mineral properties (Note 3)

40,000

40,000

$

239,744

$

85,652

LIABILITIES

Current

Accounts payable and accruals

$

23,747

$

17,180

23,747

17,180

Long term payables (Note 4)

23,220

  35,548

Due to related parties

14,870

259,961

Accrued interest payable to related parties

22,532

49,991

Long-term debt (Note 5)

49,590

49,590

133,959

412,270

SHARE CAPITAL AND DEFICIT

Share capital (Note 6)

4,398,794

3,871,044

Deficit

(4,293,009)

(4,197,662)

105,785

(326,618)

$

239,744

$

85,652

Approved by the directors:

John Lepinski

Donald Willoughby

Director

Director

GENCO RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Unaudited)

For the Six Months ended January 31, 2003 and 2002

Three Months

Six Months

Three Months

Six Months

Ended

Ended

Ended

Ended

Jan. 31, 2003

Jan. 31, 2003

Jan. 31, 2002

Jan. 31, 2002

Revenue

¾

$

250

$

25

$

25

Expenses

Accounting and audit

6,860

10,063

1,424

5,531

Consulting Fees

9,000

15,000

—

¾

Interest and bank charges`

1,939

4,076

2,413

5,673

Fees, dues and licenses

1,449

6,622

4,637

6,807

Legal

21,814

31,168

9,791

11,263

Management fees

3,000

6,000

7,500

15,000

Office & sundry

3,126

6,507

2,346

5,684

Rent

5,678

9,464

1,200

2,400

Transfer agency fees

3,497

4,580

1,788

2,721

 Wages and benefits

2,117

2,117

—

—

____________________________________________________________

58,480

95,597

31,099

55,079

Net loss

58,480

95,347

31,074

55,054

Deficit, beginning of period

4,197,662

4,197,662

4,099,336

4,099,336

__________________________________________________________________________________

Deficit, end of period

4,256,142

4,293,009

$

4,130,410

$

4,154,390

Basic loss per share

$    .009

$       0.011

___________

___________

Fully diluted loss per share

$    .007

$       0.005

GENCO RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

For the Six Months ended January 31, 2003 and 2002

Three Months

Six Months

Three Months

Six Months

Ended

Ended

Ended

Ended

Jan. 31, 2003

Jan. 31, 2003

Jan, 31, 2002

Jan. 31, 2002

Operating activities

Net loss

$ (58,480)

$ (95,347)

$

(31,074)

$

(55,054)

Changes in non-cash working capital

(Increase) decrease in accounts receivable

(378)

2,458

(1,964)

1,677

(Increase) decrease in prepaid expenses

(19,316)

(25,303)

(1,630)

(1,255)

Increase (decrease) in accounts payable and accruals

(5,247)

6,567

5,388

9,616

Increase (decrease) due to related parties

(4,815)

¾

9,265

17,290

_________________________________________

Cash used in operating activities

$ (88,236)

$ (111,625)

$ (20,015)

$ (27,726)

Cash provided by financing activities

Increase (decrease) in long term payable

—

(12,328)

5,210

¾

Increase (decrease) in long-term debt

¾

¾

¾

13,920

Share for cash (less cost of issue)

130,000

527,750

62,600

62,600

Increase (decrease) due to related parties

¾

(245,091)

—

—

Increase (decrease) in accrued interest payable to related parties

1,255

(27,459)

1,576

3,059

131,255

242,872

69,386

79,579

Cash used in investing activities

_____________________________________________

Resource properties and exploration costs

¾

¾

¾

(166)

Increase (decrease) in cash

43,019

131,247

49,371

51,687

Cash, beginning

127,864

39,636

2,757

441

Cash, ending

170,883

170,883

$

52,128

$

52,128

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003

(Unaudited)

Note 1    General

The Company was incorporated under the laws of the Province of British Columbia on February 29, 1980 as Senlac Oil & Gas Ltd.  The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

Rule Nevada Inc., a wholly owned subsidiary, was incorporated under the laws of the State of Nevada.

Note 2    Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

(a)

Financial Instruments

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accruals, long term payables, amounts payable to related parties, accrued interest payable to related parties and long-term debt.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(b)

Basis of Presentation

These interim consolidated financial statements include the accounts of the parent company and its wholly owned subsidiary, Rule Nevada Inc.  All significant inter-company accounts and transactions have been eliminated.

The Company’s efforts and those of its subsidiary have been devoted to exploring their mineral properties and accordingly these financial statements represent those of a Company in the development stage.

Certain exploration activities are conducted jointly with others, through joint ventures.  These financial statements reflect only the Company’s proportionate interest in these activities.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development and on future profitable operations.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003

(Unaudited)

Note 2    Summary of Significant Accounting Policies   (continued)

(c)

Foreign Currency Translation

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the dates of the transactions with the exception of current assets and liabilities that have been converted at the consolidated balance sheet date.

(d)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

Note 3    Mineral Properties

Historically, resource properties are carried at cost which includes all costs incurred in connection with the acquisition, exploration and development of properties, net of any incidental revenues and incentives. During the fiscal years ended July 31, 2002 and 2001 the properties were written down to reflect estimated values as a result of weak mineral markets and the lack of available financing to carry on with future exploration at this time.

Acquisition

Additional

Write

Jan. 31 2003

July 31, 2002

Costs

Expenditures

Down

Total

Total

Mineral Properties:

Transvaal, B.C.

20,000

¾

¾

20,000

20,000

Oest, Nevada

20,000

¾

¾

20,000

20,000

40,000

¾

¾

40,000

40,000

Details of Mineral Properties:

Transvaal Property – Kamloops Mining Division, B.C.

The Company acquired nine claims in the Highland Valley subject to a 1.5% net returns royalty to the vendors.  The Company has expended $Nil (2001: $Nil) on exploration work during the period.

Subject to regulatory approval, the Company has entered into an option agreement with Getty Copper Corp. to dispose of a 50% interest in the property subject to a 1.5% net smelter return.  Getty Copper Corp. must expend $525,000 in exploration and development on the property on or before October 15, 2003.  As of January 31, 2003, Getty Copper Corp. had spent $340,185 (2002: $339,826).

Oest Property – Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District.  During the six months ended January 31, 2003 the Company expended $Nil (2002: $166) related to these claims.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003

(Unaudited)

Note 4    Long Term Payables

As of July 31, 2002, related parties and certain creditors have agreed to extend the company’s terms of payment until June 3, 2004.

Note 5    Long Term Debt

Jan. 31 2003

July 31 2002

$

$

Loans payable – 8%

42,090

42,090

Loans payable

7,500

7,500

49,590

49,590

The loans are payable to related corporations controlled by a director and have no fixed terms of repayment.

Note 6    Share Capital

The Company is authorized to issue 100,000,000 common shares without par value.

January 31, 2003

July 31, 2002

Number of Shares

$

Number of Shares

$

Issued during prior years:

Issued for:

Cash

1,582,820

2,898,422

1,582,820

2,898,422

Mineral Claims

21,000

103,750

21,000

103,750

Oil & gas properties

50,000

7,500

50,000

7,500

Conversion of debt

126,801

357,722

126,801

357,722

Flow-through shares

60,860

269,200

60,860

269,200

Share for debt less cost of issue

1,750,000

171,850

1,750,000

171,850

Private placement less cost of issue

1,300,000

62,600

1,300,000

62,600

Private placement less cost of issue

4,000,000

397,750

¾

     ¾

Warrant

1,300,000

130,000

¾

¾

10,191,481

4,398,794

4,891,481

3,871,044

On September 24, 2002, the Company completed a private placement of $400,000.  The agreement consists of privately placing 4,000,000 units at $0.10 per unit.  Each unit comprises are common share and one share purchase warrant, which is exercisable to purchase an additional common share at $0.10 per share until September 25, 2004.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003

(Unaudited)

Note 6    Share Capital (continued)

Of the issued and outstanding shares, 2,500 are held in escrow subject to release on approval of regulatory authorities.

At the Company’s Annual General Meeting held November 20, 2002, the Shareholders approved a Share Incentive Plan, under the plan 20% of Genco’s issued and outstanding shares could be reserved for issuance as share incentive options, subject to regulatory approval.

Note 7    Commitments

The Company has entered into a joint venture agreement with Getty Copper Corp. to further explore and develop the Transvaal property (see Note 3).

Note 8    Related Party Transactions

The Company has agreed to pay monthly charges of $1,500 (2001: $3,500) to companies controlled by a director for management fees, rent and office expenses.

Loans payable to directors or companies controlled by directors amount to $49,590 at January 31, 2003 (July 31, 2002: $49,590).

Interest payable to directors or companies controlled by directors amount to $22,532 at January 31, 2003 (July 31, 2002: $49,991).

Accounts payable to directors, companies controlled by directors or companies in which directors have an interest, amount to $14,870 at January 31, 2003 (July 31, 2002: $259,961).

The Company has agreed to pay interest of $2,485 at January 31, 2003 (January 31, 2002: $3,059) to a company controlled by a director.

The Company has agreed to pay fees, disbursements and interest of $1,471 at January 31, 2003 (January 31, 2002: Nil) to a company controlled by a director.

All of the above transactions are under normal terms of trade.

Note 9   Subsequent Events:

During the month of February  the company announced the appointment of three new directors to the board:

Mr. Joseph F. Church who holds a B.Sc and a M.Sc in geology, Mr. Jim McDonald, B.Sc. in Geology and Mr. Robert Gardner QC.   Mr. Brian Coomer resigned from the board effective February 17, 2003.

GENCO RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2003

(Unaudited)

Note 9   Subsequent Events cont..

Also the company accepted new members to its senior management team: Mr. Bruno Barde BSc. Geology and Dr. Michael Farley, PhD.Sc.

The Company also announced the granting of 1,780,000 shares of employee and director stock options exercisable at $0.75 per share for a term of five years.

During February 2003 1,000,000 warrants were exercised at $0.10, whereby the Company received $100,000, these warrants were connected to the September 24, 2002 private placement.

Schedule A   - Financial Information attached

Schedule B   1) (a)    See Schedule “A”

1) (b)   Oest Claims

                 -Deferred Expenditures

             Transvaal Claims

                 -Deferred Expenditures

          2) (a)

Securities - See note 6 to Schedule “A” Financial Statements

          2) (b)

Options - see Note 9 to Schedule “A” Financial Statements

          3) (a), (b), (c), See Schedule “A” Financial  Statements

          3) (d)

Directors:

John B. Lepinski, President, Chief Executive Officer

Brian Coomer

Luard Manning

Donald Willoughby, Chief Financial Officer and Secretary

Schedule C  - Management Discussion

Description of Business

Genco Resources Ltd. (the “Company”) has generally been in the business of acquiring and exploring natural resource properties since its incorporation on February 29, 1980. The Company currently holds crown granted mineral claims in the Highland Valley of British Columbia and patented and located mineral claims in Nevada, U.S.A. (See Note 3 to Schedule “A” - Financial Statements). During the six months ended January 31, 2003, Genco Resources Ltd. did not acquire or abandon any resource properties or capital assets.

There are no immediate plans to proceed with exploration on the Oest claims in Nevada, but the Company intends to maintain these claims in good standing for future exploration when gold prices warrant it and funds are available.

The Highland Valley British Columbia Transvaal Copper property is joint ventured with Getty Copper Corp. which owns all the surrounding adjoining mineral claims.  Getty Copper Corp. is pursuing financing in order to continue exploration on their properties, and the Transvaal property.  If Getty Copper Corp. is unable to obtain the funding necessary to implement the program on terms acceptable to its Board of Directors, the company will delay implementation of the plan until such funds are available. (See Note 3, Details of Mineral Properties).

The Company continues its efforts to locate resources properties which will allow the Company to pursue its redefined goal of becoming an operating mining company.

Operations and Financial Conditions

The Company’s administrative expenses for the six months ended January 31, 2003 totalled $95,597, resulting in a loss of $95,347 (after interest revenue of $250), compared with administrative expenses of $55,079 for the six months ended January 31, 2002, resulting in a loss of $55,054.  Accounting and legal expenses ($10,063 and $31,168) increased during the six months ended January 31, 2003 due to the Company’s efforts to become a filer in the United States as well as increased financing activity during the year compared with 2002 ($5,531 and $11,263).  Interest and bank charges decreased during the period ending January 31 (2003: $4,076; 2002: $5,673) as a result of the share for debt subscription agreement accepted by the Canadian Venture Exchange July 31, 2001 for 1,750,000 shares at a deemed value of $0.10 per share in settlement of outstanding indebtedness of $175,000 owing to companies controlled by a director for cash advances, rent and interest.  This reduced the Company’s liabilities by $175,000 and thus the interest charged on this debt. Fees, dues and licenses are comparable during the six months ended January 31, 2003 ($6,622) compared with ($6,807) in 2002.

During the period the Company rented a Vancouver office at a cost of $1,893 per month.   Companies controlled by Mr. Lepinski have agreed to reduce management fees from $2500 to $1000 per month and Coquitlam office expenses from $1000 to $500 per month.

Financings, Principal Purposes and Milestones

On August 1, 2001, a share for debt agreement was reached whereby 1,750,000 common shares of the Company, having a deemed value of $0.10 per share were issued subject to a hold period which expires on August 1, 2002.

On December 24, 2001 Genco Resources Ltd. completed a private placement for 1,300,000 units @ $0.05 per unit.  Each unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional common share at a price of $0.10 per share until December 24, 2002. This private placement totaled $65,000, which was used by the Company to meet its financial commitments related to general and administrative expenses. (See Note 6  Schedule “A”  - Financial Statements).

On September 24, 2002, the Company completed a private placement of $400,000.  The agreement consists of privately placing 4 million units at price of $0.10 per Unit.  Each unit will comprise of one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 until September 25, 2004.

At the Annual and Extraordinary General Meeting held November 20, 2002.the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of TSX in which 1,778,290 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX Venture Exchange (“TSX”).

In December 2002 warrants connected to the December 24, 2001 private placement were exercised and the company received $130,000.

Investor Relations

During the period the Company hired investor relation consultants to assist with shareholder and institutional investor relations.

Liquidity and Solvency

The Company’s working capital at January 31, 2003 increased to $175,997 due to the September 24, 2002 private placement, as well as the exercising of warrants during the period, compared to the working capital of approximately $28,472 at the year ended July 31, 2002.  Cash and equivalents increased to $199,744 during the six month ended January 31, 2003 from $45,652 at July 31, 2002.  As of July 31, 2002, related parties and certain creditors have agreed to extend the company’s terms of payment until June 3, 2004, resulting in a substantial reduction in current payables and an increase in long-term liabilities.

Related Party Transactions

See note 8 in Schedule A (Financial Statements).

Getty Copper Corp. (see note 7 to Schedule A, Financial Statements) is a company in which John Lepinski has a controlling interest.  Relatives of Mr. Lepinski have participated in the September 24, 2002 private placement described in note 6 of Schedule A, Financial Statements, to the extent of $133,332.60.

Subsequent Events

During the month of February Mr. Brian Coomer resigned his position as director for the Company and three new directors were appointed to the board: Mr. Joseph F Church M.Sc. Geo, Mr. Jim McDonald, BSc Geo and Mr. Robert Gardner QC.

Also the company accepted new members to its senior management team:  Mr. Bruno Barde BSc Geo. and Dr Michael Farley, PhD.Sc.

The Company also announced the granting of 1,780,000 shares of employee and director stock options exercisable at $0.75 per share for a term of five years.

During February 2003 1,000,000 warrants were exercised at $0.10, whereby the Company received $100.000, these warrants were connected to the September 24, 2002 private placement.